EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations
Chris Burns Ph: 800-252-3526 David Marshall Ph:+ 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt Ph: +44-751-559-7858

Elan Provides Update Post Restructuring Announcement of Tysabri Collaboration

•	Post-Closing Deployment Plan For Upfront Payment Of $3.25 Billion
•	Tax Efficient Transaction Enables Substantially All of Proceeds To Be Realized and Utilized
•	Deployment Of Capital To Diversify Business and Strengthen Capital Structure
•	Outstanding Debt To Be Refinanced; $1 Billion Share Repurchase To Commence Following Close of Transaction
•	On-Going Royalty Cash Flow To Provide High Margin Income For The Long Term

Dublin, Ireland – February 22, 2013 - Elan Corporation, plc (NYSE:ELN) today provides an update to the market post the February 6, 2013 announcement regarding the restructuring of the Tysabri® collaboration with Biogen Idec.  As previously announced, under the terms of this agreement, Elan will move from the current 50:50 business collaboration to an upfront payment of $3.25 billion and a double digit tiered royalty structure for the life of the complete Tysabri asset.

Mr Kelly Martin, CEO commented, “Understandably, many market participants are looking forward to further clarity around how we intend to deploy the significant upfront payment we will be receiving from Biogen Idec upon the close of our transaction. The goal of this communication is to provide additional information to our investors.” Mr Martin continued, “We have been making significant progress in this regard and are prepared to move expeditiously, upon close, on the redeployment of capital.”

The Board of Directors, executive management and a number of our key advisors have been working on a possible restructuring of the Tysabri relationship for many years. The unlocking of a portion of the Tysabri asset value provides Elan with significant strategic flexibility and a unique opportunity to reset the company along a number of dimensions.

Upon the closing of the Tysabri transaction Elan will, in accordance with applicable law and regulation (including by obtaining any required consents or approvals), execute along three dimensions:

I.
Strategic Initiatives: A portion of the $ 3.25 billion will be invested into a variety of business assets. From a portfolio point of view, these assets will, characteristically, diversify Elan from a product, science/clinical, therapeutic, and geographic point of view. As mentioned previously, in anticipation of agreeing to the Tysabri restructuring, we have spent significant time evaluating assets around the world and establishing relationships that might ultimately lead to constructive strategic transactions. We are pleased with our progress along these lines. We are enthusiastic about the opportunities that exist and we expect to be in a position to announce a number of strategic transactions upon or following the close of the Tysabri restructuring.

II.
Debt Refinancing: Following closing of the Tysabri transaction, Elan will refinance its outstanding debt. We have worked closely with the credit markets over the past ten years and value the access to capital and long standing relationships that we have with our creditors. Details regarding the refinancing will be made public following the close of the Tysabri restructuring.

III.
Share Repurchase: Following closing, we will institute a share repurchase program by utilizing $1 billion of the upfront proceeds from the Tysabri restructuring, with the method to be detailed following the transaction closing.  This enables a significant portion of the unlocked value of Tysabri to be returned to shareholders directly. Additionally, and as outlined previously, the upfront cash payment to Elan will have little to no tax burden and part of our objective is to enable shareholders to benefit directly from that structural advantage. Following this transaction, Elan retains over $1.5 billion in accumulated tax losses and other structures as well as our favorable Irish tax structure.

We greatly value our shareholder relationships and the access to equity capital these relationships give us and we appreciate the time horizon of many of our long term holders.  We will continue to work on ways to unlock incremental value to their direct benefit.

In closing, Kelly Martin concluded, “Our actions over the past years have been consistent in theme and execution. We have reduced risk (financial, asset concentration, infrastructure burden) while, at the same time, preserving the upside from future advancement of science, clinical or commercial products. By unlocking a portion of the Tysabri asset value while retaining a significant earnings upside, we have a unique opportunity to reward shareholders, diversify our business and create a highly distinctive business platform upon which to advance to the benefit of shareholders and patients around the world."

About Elan
Elan is a biotechnology company, headquartered in Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

About Tysabri
TYSABRI is approved in more than 65 countries. TYSABRI is approved in the United States as a monotherapy for relapsing forms of MS, generally for patients who have had an inadequate response to, or are unable to tolerate, an alternative MS therapy. In the European Union, it is approved for highly active relapsing-remitting MS (RRMS) in adult patients who have failed to respond to beta interferon or have rapidly evolving, severe RRMS.

TYSABRI has advanced the treatment of MS patients with its established efficacy. Data from the Phase 3 AFFIRM trial, which was published in the New England Journal of Medicine, showed that after two years, TYSABRI treatment led to a 68 percent relative reduction (p<0.001) in the annualized relapse rate when compared with placebo and reduced the relative risk of disability progression by 42-54 percent (p<0.001).

TYSABRI increases the risk of progressive multifocal leukoencephalopathy (PML), an opportunistic viral infection of the brain which usually leads to death or severe disability. Infection by the JC virus (JCV) is required for the development of PML and patients who are anti-JCV antibody positive have a higher risk of developing PML. Factors that increase the risk of PML are presence of anti-JCV antibodies, prior immunosuppressant use, and longer TYSABRI treatment duration. Patients who have all three risk factors have the highest risk of developing PML. Other serious adverse events that have occurred in TYSABRI-treated patients include hypersensitivity reactions (e.g., anaphylaxis) and infections, including opportunistic and other atypical infections. Clinically significant liver injury has also been reported in the post-marketing setting. A list of adverse events can be found in the full TYSABRI product labeling for each country where it is approved.

TYSABRI is marketed and distributed by Biogen Idec Inc. and Elan Corporation, plc. For full prescribing information and more information about TYSABRI, please visit www.biogenidec.com.

Forward Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and Tysabri that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the risk that the Tysabri transaction does not complete, the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful development and commercialization of additional products, whether internally or by acquisition, especially given the separation of the Prothena business which left us with no material pre-clinical research programs or capabilities; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our development activities, and research and development activities in which we retain an interest, including, in particular, the impact of the announced discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere;difficulties or delays in manufacturing and supply of Tysabri; trade buying patterns; the impact of potential biosimilar competition, whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement (including, in particular, the dispute in Italy with respect to Tysabri sales), both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri) and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; if the Tysabri transaction completes, whether we are deemed to be an Investment Company or a Passive Foreign Investment Company; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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